UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Ultra AI Opportunities Inc.

Address of Principal Business Office:

600 California Street, 11th Floor

San Francisco, CA 94108

Telephone Number (including area code): (800) 684-1006

Name and Address of Agent for Service of Process:

Edward Leathers

600 California Street, 11th Floor

San Francisco, CA 94108

With Copies to:

Owen J. Pinkerton, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York in the State of New York on the 8th day of August, 2025.

Ultra AI Opportunities Inc.

By:	/s/ Edward Leathers
Edward Leathers
Director

Attest:	/s/ Jeffrey Leathers
Jeffrey Leathers
Witness